UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Collectors Universe, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

19421R200

(CUSIP Number)

Connor Haley

ALTA FOX Capital MANAGEMENT, LLC

640 Taylor Street, Ste. 2522

Fort Worth, Texas 76102

(817) 639-2369

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 2, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19421R200

1	NAME OF REPORTING PERSON

ALTA FOX CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		496,945
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

496,945
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

496,945
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 19421R200

1	NAME OF REPORTING PERSON

ALTA FOX OPPORTUNITIES FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		287,421
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

287,421
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

287,421
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 19421R200

1	NAME OF REPORTING PERSON

ALTA FOX SPV 1, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		209,524
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

209,524
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

209,524
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 19421R200

1	NAME OF REPORTING PERSON

ALTA FOX GENPAR, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		496,945
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

496,945
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

496,945
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 19421R200

1	NAME OF REPORTING PERSON

ALTA FOX EQUITY, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		496,945
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

496,945
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

496,945
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 19421R200

1	NAME OF REPORTING PERSON

P. CONNOR HALEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		496,945
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

496,945
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

496,945
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 19421R200

1	NAME OF REPORTING PERSON

LORRAINE BARDEEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 19421R200

1	NAME OF REPORTING PERSON

DAMIAN L. BLAZY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 19421R200

1	NAME OF REPORTING PERSON

JUDY KRANDEL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP No. 19421R200

1	NAME OF REPORTING PERSON

SUSANNE L. MELINE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP No. 19421R200

1	NAME OF REPORTING PERSON

NATHANIEL SNEAD TURNER V
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,681
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,681
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,681
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

12

CUSIP No. 19421R200

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the withdrawal of Nathaniel Snead Turner V as a nominee for election to the Issuer’s Board of Directors at the Issuer’s 2020 Annual Meeting of Stockholders (the “Annual Meeting”), Mr. Turner will no longer be a member of the Section 13(d) group and shall cease to be a Reporting Person immediately after the filing of this Amendment No. 1. The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Amended and Restated Joint Filing and Solicitation Agreement, as further described in Item 6 below.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Alta Fox Opportunities and Alta Fox SPV were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A to the Schedule 13D, which is incorporated by reference herein.

The aggregate purchase price of the 287,421 Shares beneficially owned by Alta Fox Opportunities is approximately $5,872,483, including brokerage commissions. The aggregate purchase price of the 209,524 Shares beneficially owned by Alta Fox SPV is approximately $4,761,991, including brokerage commissions.

The Shares beneficially owned by Mr. Turner represent 3,681 Shares purchased by Mr. Turner through NTWJ Holdings, LLC, of which he is the managing member, with personal funds in the open market. The aggregate purchase price of the 3,681 Shares beneficially owned by Mr. Turner is approximately $107,625.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Alta Fox nominated six director candidates to the Issuer’s five-person Board in anticipation of likely reducing the slate depending upon certain facts and circumstances. While Mr. Turner continues to believe that the changes Alta Fox is seeking at the Issuer are in the best interests of all shareholders and customers, Mr. Turner has withdrawn his candidacy as a director nominee of Alta Fox for election to the Board at the Annual Meeting. Alta Fox thanks Mr. Turner for his contributions to the slate’s operating plan for the Issuer and for helping Alta Fox connect with the passionate collector community.

13

CUSIP No. 19421R200

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 9,270,281 Shares outstanding, as of April 30, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2020.

A.	Alta Fox Opportunities
(a)	As of the close of business on July 7, 2020, Alta Fox Opportunities beneficially owned 287,421 Shares.

Percentage: Approximately 3.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 287,421
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 287,421

(c)	Alta Fox Opportunities has not entered into any transactions in the Shares since the filing of the Schedule 13D.
B.	Alta Fox SPV
(a)	As of the close of business on July 7, 2020, Alta Fox SPV beneficially owned 209,524 Shares.

Percentage: Approximately 2.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 209,524
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 209,524

(c)	Alta Fox SPV has not entered into any transactions in the Shares since the filing of the Schedule 13D.
C.	Alta Fox GP
(a)	Alta Fox GP, as the general partner of Alta Fox Opportunities and Alta Fox SPV, may be deemed the beneficial owner of the (i) 287,421 shares owned by Alta Fox Opportunities and (ii) 209,524 Shares owned by Alta Fox SPV.

Percentage: Approximately 5.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 496,945
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 496,945

(c)	Alta Fox GP has not entered into any transactions in the Shares since the filing of the Schedule 13D.
14

CUSIP No. 19421R200

D.	Alta Fox LLC
(a)	Alta Fox LLC, as the general partner of Alta Fox GP, may be deemed the beneficial owner of the (i) 287,421 shares owned by Alta Fox Opportunities and (ii) 209,524 Shares owned by Alta Fox SPV.

Percentage: Approximately 5.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 496,945
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 496,945

(c)	Alta Fox LLC has not entered into any transactions in the Shares since the filing of the Schedule 13D.
E.	Alta Fox Capital
(a)	Alta Fox Capital, as the investment manager of Alta Fox Opportunities and Alta Fox SPV, may be deemed the beneficial owner of the (i) 287,421 shares owned by Alta Fox Opportunities and (ii) 209,524 Shares owned by Alta Fox SPV.

Percentage: Approximately 5.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 496,945
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 496,945

(c)	Alta Fox Capital has not entered into any transactions in the Shares since the filing of the Schedule 13D.
F.	Mr. Haley
(a)	Mr. Haley, as the Managing Partner of Alta Fox Capital, may be deemed the beneficial owner of the (i) 287,421 shares owned by Alta Fox Opportunities and (ii) 209,524 Shares owned by Alta Fox SPV.

Percentage: Approximately 5.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 496,945
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 496,945

(c)	Mr. Haley has not entered into any transactions in the Shares since the filing of the Schedule 13D.
G.	Ms. Bardeen
(a)	As of the close of business on July 7, 2020, Ms. Bardeen did not own any Shares.

15

CUSIP No. 19421R200

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Bardeen has not entered into any transactions in the Shares since the filing of the Schedule 13D.
H.	Mr. Blazy
(a)	As of the close of business on July 7, 2020, Mr. Blazy did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Blazy has not entered into any transactions in the Shares since the filing of the Schedule 13D.
I.	Ms. Krandel
(a)	As of the close of business on July 7, 2020, Ms. Krandel did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Krandel has not entered into any transactions in the Shares since the filing of the Schedule 13D.
J.	Ms. Meline
(a)	As of the close of business on July 7, 2020, Ms. Meline did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Meline has not entered into any transactions in the Shares since the filing of the Schedule 13D.
16

CUSIP No. 19421R200

K.	Mr. Turner
(a)	As of the close of business on July 7, 2020, Mr. Turner beneficially owned 3,681 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 3,681 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 3,681 4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Turner since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he, she or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he, she or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On July 7, 2020, the Reporting Persons entered into an Amended and Restated Joint Filing and Solicitation Agreement in which, among other things, the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 1 agreed (a) to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the Annual Meeting (the “Solicitation”), and (c) that Alta Fox Capital agreed to bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations. The Amended and Restated Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Amended and Restated Joint Filing and Solicitation Agreement by and among Alta Fox Capital Management, LLC, Alta Fox Opportunities Fund, LP, Alta Fox SPV 1, LP, Alta Fox GenPar, LP, Alta Fox Equity, LLC, P. Connor Haley, Lorraine Bardeen, Damian L. Blazy, Judy Krandel and Susanne L. Meline, dated July 7, 2020.

17

CUSIP No. 19421R200

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2020

ALTA FOX OPPORTUNITIES FUND, LP

By: Alta Fox GenPar, LP,

its general partner

ALTA FOX SPV 1, LP

By: Alta Fox GenPar, LP,

its general partner

ALTA FOX GenPar, lp

By: Alta Fox Equity, LLC,

its general partner

ALTA FOX EQUITY, LLC By: P. Connor Haley, its manager ALTA FOX CAPITAL MANAGEMENT, LLC By: P. Connor Haley, its manager

By:	/s/ P. Connor Haley
	Name:	P. Connor Haley
	Title:	Authorized Signatory

/s/ P. Connor Haley
P. CONNOR HALEY
Individually and as attorney-in-fact for Lorraine Bardeen, Damian L. Blazy, Judy Krandel, Susanne L. Meline and Nathaniel S. Turner V.

18

CUSIP No. 19421R200

SCHEDULE A

Transactions in the Shares Since the Filing of the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

Nathaniel Snead Turner V1

Purchase of Common Stock	4	33.0200	06/22/2020
Purchase of Common Stock	100	33.0900	06/22/2020
Purchase of Common Stock	96	33.2348	06/22/2020
Purchase of Common Stock	300	33.2350	06/22/2020
Purchase of Common Stock	100	33.6899	06/22/2020
Purchase of Common Stock	400	32.9800	06/23/2020
Purchase of Common Stock	200	32.8200	06/23/2020
Purchase of Common Stock	100	32.8290	06/23/2020
Purchase of Common Stock	100	32.9600	06/23/2020
Purchase of Common Stock	300	32.2883	06/23/2020
Purchase of Common Stock	15	32.0000	06/23/2020
Purchase of Common Stock	585	32.1733	06/23/2020
Purchase of Common Stock	80	32.2300	06/23/2020
Purchase of Common Stock	1	32.2527	06/23/2020

1 Shares are held via NTWJ Holdings, LLC of which Mr. Turner is the managing member.